February 11, 2008

MEMORANDUM

VIA EDGAR AND FACSIMILE

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305

For Commission Use Only

RE:	Johnson Outdoors Inc.
Form 10-K for the Fiscal Year Ended September 28, 2007
File No. 000-16255

Dear Ms. Cvrkel:

The following is the response of Johnson Outdoors Inc. (the “Company”) to the comments in the letter of the Staff of the Securities and Exchange Commission, dated January 31, 2008 (the “Comment Letter”), received by the Company on the same date, relating to the Company’s Form 10-K for the fiscal year ended September 28, 2007.  The numbered response set forth below corresponds to the numbered paragraph in the Comment Letter.  Following the comment, we provide our response (in regular type).  If you would like to discuss our response, you may contact David Johnson, Vice President and Chief Financial Officer of the Company, at (262) 631-6640 or Derek Coffie, Corporate Controller of the Company, at (262) 631-6698.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 28, 2007
Note 15. Significant Event, page F-29

1.
We note from your response to our prior comment number 12 that you have inappropriately classified $736,098 of insurance proceeds received during fiscal 2006 and 2007 that were related to property and equipment losses during 2006 as cash flows from operating activities in our consolidated statements of cash flows.  We also note from your response that you will revise future filings to reclassify these insurance proceeds as investing activities in your consolidated statements of cash flows.  As the misclassifications of insurance proceeds in your consolidated statements of cash flows for fiscal 2006 and 2007 represent errors that appear to be somewhat material in relation to your operating cash flows for each of these periods, please confirm that you will also provide the disclosures required by paragraph 26 of SFAS No. 154 in the notes to your financial statements with respect to the reclassifications.

We note the Staff’s comment and confirm that the Company will provide disclosures required by paragraph 26 of SFAS No. 154 in the notes to our financial statements with respect to the reclassifications related to the misclassifications of insurance proceeds.

* * *

The Company appreciates the Staff’s comments and trusts the above discussion satisfactorily answers all questions raised.

Very truly yours,

/s/ David W. Johnson

David W. Johnson
Vice President and Chief Financial Officer

cc:    Claire Erlanger, Securities and Exchange Commission
        James Bedore, Reinhart Boerner Van Deuren s.c.
        Eric Hagemeier, Reinhart Boerner Van Deuren s.c.
        Kevin Klimara, Ernst & Young LLP
        Stephen Mackey, Ernst & Young LLP